SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549




                            FORM 11-K




[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES AND EXCHANGE COMMISSION
    For the fiscal year ended December 30, 1994

                               OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934
    For the transition period from _______ to _______.



                  Commission file number 1-7657




     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  LEHMAN BROTHERS HOLDINGS INC.
                    TAX DEFERRED SAVINGS PLAN



                  Lehman Brothers Holdings Inc.
                    3 World Financial Center
                       New York, NY  10285

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Lehman Brothers Holdings Inc.
                    3 World Financial Center
                       New York, NY  10285


                      Financial Statements
                  and Supplemental Information

                  Lehman Brothers Holdings Inc.
                    Tax Deferred Savings Plan


         For the years ended December 30, 1994 and 1993 with Report of Independent Auditors


                 Report of Independent Auditors


The Employee Benefit Plans Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Lehman Brothers Holdings Inc. Tax Deferred Savings Plan as of December 30, 1994 and 1993, and
the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Lehman Brothers Holdings Inc. Tax Deferred Savings Plan at December 30, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of investments held as of December 30, 1994, and single and series of transactions in excess of five percent of net assets available for plan benefits for the year ended December 30, 1994, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


May 8, 1995







                    Lehman Brothers Holdings Inc.
                    Tax Deferred Savings Plan

                      Financial Statements
                   and Supplement Information

         For the years ended December 30, 1994 and 1993


                            Contents

Report of Independent Auditors                             1

Financial
Statements


Statements of Net Assets Available for Plan Benefits       2
Statements of Changes in Net Assets Available for  Plan    4
Benefits
Notes to Financial Statements                              7


Supplemental
Information


Schedule I    Schedule of Investments Held                15
Schedule  II    Schedule of Series of  Transactions  in
Excess of Five Percent of                                 16
                      Net  Assets  Available  for  Plan
Benefits at Beginning of Year
Schedule III  Schedule of Single Transactions in Excess
of Five Percent of                                        17
                      Net  Assets  Available  for  Plan
Benefits at Beginning of Year

A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by Section 406 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and for which there are no statutory or administrative exemptions.




                  LEHMAN BROTHERS HOLDINGS INC.
                    TAX DEFERRED SAVINGS PLAN

       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        DECEMBER 30, 1994

                             Investment
                            Funds
                                                       American
                               Short                   Express
                                Term       Fixed       Company
                              Interest     Income       Common
Assets                          Fund        Fund      Stock Fund
Institutional Contracts (at            $ 129,781,154
cost plus interest)
Investments at fair value:
American Express Company
common stock
785,101 shares (cost:                                          $
$18,025,118)                                          23,160,480
Lehman Brothers Holdings
Inc. common stock
266,054 shares (cost:
$4,025,178)
Twentieth Century Ultra
Investors Fund
1,374,370 shares (cost:
$28,401,537)
Lehman Brothers Prime Value
Money Market Fund
25,519,916 shares (cost:
$25,519,916)
Templeton Foreign Fund
2,439,078 shares
(cost:$22,799,568)
Income Fund of America
865,302 shares
(cost:$11,613,345)
Fidelity Capital & Income
Fund
1,237,997 shares (cost:
$11,813,730)
S&P 500 Index Fund
2,976,168 shares (cost:
$8,205,869)
PIMCO Total Return Fund
717,901 shares (cost:
$7,235,949)
 Vanguard Fixed Income Long-
    Term Corporate Portfolio
792,170 shares (cost:
$6,664,576)
                                       $ 129,781,154
                                     -                23,160,480

Cash and short-term             421,886
investments                                   23,406      30,670
Interest and dividends
receivable                       2,020             6     180,666
Other receivables
                                     -       257,926     598,648
Net Inter-fund transfers
(payable) receivable         (145,644)     1,329,188   (605,604)
Total assets                             131,391,680
                               278,262                23,364,860

Liabilities
Payable to (receivable from)
other plan                           -        11,782      42,384
Other liabilities
                                     -        45,236       8,753
Total liabilities
                                     -        57,018      51,137

Net assets available for             $  $131,334,662 $23,313,723
plan benefits                  278,262





                               Lehman    Twentieth      Lehman
                              Brothers    Century      Brothers
                              Holdings     Ultra     Prime Value
                                Inc.
                               Common    Investors      Money
Assets                       Stock Fund     Fund     Market Fund
Institutional Contracts (at
cost plus interest)
Investments at fair value:
American Express Company
common stock
785,101 shares (cost:
$18,025,118)
Lehman Brothers Holdings
Inc. common stock
266,054 shares (cost:         3,924,294
$4,025,178)
Twentieth Century Ultra
Investors Fund
1,374,370 shares (cost:                 $ 27,418,687
$28,401,537)
Lehman Brothers Prime Value
Money Market Fund
25,519,916 shares (cost:                             $ 25,519,916
$25,519,916)
Templeton Foreign Fund
2,439,078 shares
(cost:$22,799,568)
Income Fund of America
865,302 shares
(cost:$11,613,345)
Fidelity Capital & Income
Fund
1,237,997 shares (cost:
$11,813,730)
S&P 500 Index Fund
2,976,168 shares (cost:
$8,205,869)
PIMCO Total Return Fund
717,901 shares (cost:
$7,235,949)
 Vanguard Fixed Income Long-
    Term Corporate Portfolio
792,170 shares (cost:
$6,664,576)

                             3,924,294                 25,519,916
                                          27,418,687

Cash and short-term                           57,022           4
investments                  2,043,805
Interest and dividends                             -           -
receivable                         126
Other receivables
                                 7,541           647      20,396
Net Inter-fund transfers
(payable) receivable           723,022
                                           (206,380) (1,292,122)
Total assets                  6,698,788                 24,248,194
                                          27,269,976

Liabilities
Payable to (receivable from)                       -      56,600
other plan                       5,027
Other liabilities
                                18,070        65,314     119,736
Total liabilities
                                23,097        65,314     176,336

Net assets available for     $6,675,691  $ 27,204,662 $ 24,071,858
plan benefits

See accompanying notes





                             Templeton     Income      Fidelity
                              Foreign     Fund of      Capital &
Assets                          Fund      America     Income Fund
Institutional Contracts (at
cost plus interest)
Investments at fair value:
American Express Company
common stock
785,101 shares (cost:
$18,025,118)
Lehman Brothers Holdings
Inc. common stock
266,054 shares (cost:
$4,025,178)
Twentieth Century Ultra
Investors Fund
1,374,370 shares (cost:
$28,401,537)
Lehman Brothers Prime Value
Money Market Fund
25,519,916 shares (cost:
$25,519,916)
Templeton Foreign Fund
2,439,078 shares                     $
(cost:$22,799,568)           21,512,668
Income Fund of America
865,302 shares                          $ 11,370,073
(cost:$11,613,345)
Fidelity Capital & Income
Fund
1,237,997 shares (cost:                              $ 10,683,915
$11,813,730)
S&P 500 Index Fund
2,976,168 shares (cost:
$8,205,869)
PIMCO Total Return Fund
717,901 shares (cost:
$7,235,949)
 Vanguard Fixed Income Long-
    Term Corporate Portfolio
792,170 shares (cost:
$6,664,576)
                                                       10,683,915
                            21,512,668    11,370,073

Cash and short-term
investments                     44,084        17,088            -
Interest and dividends
receivable                           -             -       27,927
Other receivables
                                 2,340             -       21,006
Net Inter-fund transfers
(payable) receivable           339,898     (106,044)       69,481
Total assets                                           10,802,329
                            21,898,990    11,281,117

Liabilities
Payable to (receivable from)
other plan                           -       (2,081)      (1,387)
Other liabilities
                                50,967        20,533       31,303
Total liabilities
                                50,967        18,452       29,916

Net assets available for             $  $ 11,262,665  $10,772,413
plan benefits                21,848,023

See accompanying notes



                                                 Vanguard
                                       PIMCO   Fixed Income
                               S&P     Total    Long-Term
                               500    Return    Corporate
Assets                        Index    Fund     Portfolio     Total
                               Fund
Institutional Contracts (at
cost plus interest)                                         $129,781,
                                                                  154
Investments at fair value:
American Express Company
common stock                                                        $
                                                            23,160,48
                                                                    0
785,101 shares (cost:
$18,025,118)                                                        -
Lehman Brothers Holdings
Inc. common stock
266,054 shares (cost:                                               $
$4,025,178)                                                 3,924,294
Twentieth Century Ultra
Investors Fund
1,374,370 shares (cost:
$28,401,537)                                                        $
                                                            27,418,68
                                                                    7
Lehman Brothers Prime Value
Money Market Fund
25,519,916 shares (cost:                                            $
$25,519,916)                                                25,519,91
                                                                    6
Templeton Foreign Fund
2,439,078 shares                                                    $
(cost:$22,799,568)                                          21,512,66
                                                                    8
Income Fund of America
865,302 shares                                                      $
(cost:$11,613,345)                                          11,370,07
                                                                    3
Fidelity Capital & Income
Fund
1,237,997 shares (cost:                                             $
$11,813,730)                                                10,683,91
                                                                    5
 S&P 500 Index Fund
 2,976,168 shares (cost:           $                                $
$8,205,869)                  8,532,97                        8,532,970
                                   0
PIMCO Total Return Fund
717,901 shares (cost:                        $                      $
$7,235,949)                          6,956,461              6,956,461
 Vanguard Fixed Income Long-
    Term Corporate Portfolio
 792,170 shares (cost:                          $ 6,376,973
$6,664,576)                                                 6,376,973
                                   $         $  $ 6,376,973 $275,237,
                            8,532,97 6,956,461                    591
                                   0

Cash and short-term
investments                   44,660    11,986       14,969 2,709,580
Interest and dividends                                        210,977
receivable                       232         -            -
Other receivables                                             908,504
                                   -         -            -
Net Inter-fund transfers
(payable) receivable         (79,819)  (92,254)       66,278
Total assets                                                279,066,6
                            8,498,04 6,876,193    6,458,220        52
                                   3

Liabilities
Payable to (receivable from)                                  112,325
other plan                      -        -          -
Other liabilities                                             394,396
                               3,564    14,052       16,868
Total liabilities                                             506,721
                               3,564    14,052       16,868

Net assets available for                     $  $ 6,441,352         $
plan benefits                $8,494,4 6,862,141              278,559,9
                                  79                               31

See accompanying notes





                  Lehman Brothers Holdings Inc.
                    Tax Deferred Savings Plan

       Statement of Net Assets Available for Plan Benefits

                        December 30, 1993

                            Investment
                            Funds


                                                       American
                              Short                    Express
                               Term        Fixed       Company
                             Interest      Income       Common
Assets                         Fund         Fund      Stock Fund
Institutional Contracts (at             $136,501,455
        cost plus interest)
Investments at fair value:
   American Express Company
               common stock
    1,066,380 shares (cost:                          $ 33,457,683
               $27,366,245)
Smith Barney Shearson Daily
             Dividend Fund,
7,245,893 shares (cost:
$7,245,893)
      Smith Barney Shearson
  Income Funds, High Income
      Fund, 939,998 Class C
 shares (cost: $11,233,572)
      Smith Barney Shearson
    Appreciation Fund, Inc.
   3,299,935 Class C shares
        (cost: $27,736,454)
      Smith Barney Shearson
 Global Opportunities Fund,
358,105 shares (cost:
$9,502,529)
Salomon Brothers Capital
Fund,
233,453 shares
(cost:$4,151,961)
      Smith Barney Shearson
    Aggressive Growth Fund,
     624,279 Class C shares
        (cost: $12,742,699)
      Smith Barney Shearson
    Income Funds, Utilities
                      Fund,
     477,792 Class C shares
         (cost: $7,109,315)
      Smith Barney Shearson
  Income Funds, Diversified
     Strategic Income Fund,
     641,092 Class C shares
(cost: $5,359,335)
                                         136,501,455   33,457,683
                                     -

Cash and short-term           $406,164
investments                                  106,351       6,078
Interest and dividends
receivable                       1,077            88          54
Other receivables
                                     -             -         340
Net inter-fund transfers
(payable) receivable                 -   (2,636,794)     145,916
Total assets                   407,241   133,971,100   33,610,071

Liabilities
Payable to (receivable
from) other plan                     -       601,504     306,697
Other liabilities
                                     -        76,298      22,373
Total liabilities
                                     -       677,802     329,070

Net assets available for      $407,241  $133,293,298 $33,281,001
plan benefits

See accompanying notes





                              Smith
                              Barney    High Income     Smith
                             Shearson     Fund of       Barney
                              Daily     Smith Barney   Shearson
                             Dividend     Shearson   Appreciation
Assets                         Fund     Income Funds  Fund Inc.
Institutional Contracts (at
        cost plus interest)
Investments at fair value:
   American Express Company
               common stock
    1,066,380 shares (cost:
               $27,366,245)
Smith Barney Shearson Daily
             Dividend Fund,
7,245,893 shares (cost:              $
$7,245,893)                  7,245,893
      Smith Barney Shearson
  Income Funds, High Income
      Fund, 939,998 Class C             $ 11,383,376
 shares (cost: $11,233,572)
      Smith Barney Shearson
    Appreciation Fund, Inc.
   3,299,935 Class C shares                          $ 35,366,817
        (cost: $27,736,454)
      Smith Barney Shearson
 Global Opportunities Fund,
358,105 shares (cost:
$9,502,529)
Salomon Brothers Capital
Fund,
233,453 shares
(cost:$4,151,961)
      Smith Barney Shearson
    Aggressive Growth Fund,
     624,279 Class C shares
        (cost: $12,742,699)
      Smith Barney Shearson
    Income Funds, Utilities
                      Fund,
     477,792 Class C shares
         (cost: $7,109,315)
      Smith Barney Shearson
  Income Funds, Diversified
     Strategic Income Fund,
     641,092 Class C shares
(cost: $5,359,335)
                                     $                 35,366,817
                             7,245,893    11,383,376

Cash and short-term
investments                      6,740        41,032      49,598
Interest and dividends
receivable                           -             -           -
Other receivables              337,720
                                             623,260     660,396
Net inter-fund transfers     (451,098)
(payable) receivable                       (675,114)   (175,311)
Total assets                         $                 35,901,500
                             7,139,255    11,372,554

Liabilities
Payable to (receivable
from) other plan              (27,927)        39,533       8,124
Other liabilities              127,452
                                                   -         930
Total liabilities               99,525
                                              39,533       9,054

Net assets available for             $  $ 11,333,021 $ 35,892,446
plan benefits                7,039,730

See accompanying notes




                              Smith                     Smith
                              Barney                    Barney
                             Shearson     Salomon      Shearson
                              Global      Brothers    Aggressive
                            Opportunit    Capital       Growth
                               ies
Assets                         Fund         Fund         Fund
Institutional Contracts (at
        cost plus interest)
Investments at fair value:
   American Express Company
               common stock
    1,066,380 shares (cost:
               $27,366,245)
Smith Barney Shearson Daily
             Dividend Fund,
7,245,893 shares (cost:
$7,245,893)
      Smith Barney Shearson
  Income Funds, High Income
      Fund, 939,998 Class C
 shares (cost: $11,233,572)
      Smith Barney Shearson
    Appreciation Fund, Inc.
   3,299,935 Class C shares
        (cost: $27,736,454)
      Smith Barney Shearson
 Global Opportunities Fund,
358,105 shares (cost:                $
$9,502,529)                 10,420,841
Salomon Brothers Capital
Fund,
233,453 shares                                     $
(cost:$4,151,961)                          4,823,132
      Smith Barney Shearson
    Aggressive Growth Fund,
     624,279 Class C shares                          $ 16,718,195
        (cost: $12,742,699)
      Smith Barney Shearson
    Income Funds, Utilities
                      Fund,
     477,792 Class C shares
         (cost: $7,109,315)
      Smith Barney Shearson
  Income Funds, Diversified
     Strategic Income Fund,
     641,092 Class C shares
(cost: $5,359,335)
                                     $                 16,718,195
                            10,420,841     4,823,132

Cash and short-term             29,537
investments                                        -      42,344
Interest and dividends
receivable                           -             -           -
Other receivables
                                 9,322         2,570       1,413
Net inter-fund transfers             $
(payable) receivable         2,406,497      (46,619)   1,544,129
Total assets                         $                 18,306,081
                            12,866,197     4,779,083

Liabilities
Payable to (receivable          93,035
from) other plan                              41,918      75,924
Other liabilities
                                     -             -           -
Total liabilities               93,035
                                              41,918      75,924

Net assets available for             $             $ $ 18,230,157
plan benefits               12,773,162     4,737,165

See accompanying notes




                            Utilities   Diversified
                               Fund      Strategic
                             of Smith   Income Fund
                              Barney      of Smith
                             Shearson      Barney
                              Income      Shearson
Assets                        Funds     Income Funds    Total
Institutional Contracts (at                          $136,501,455
        cost plus interest)
Investments at fair value:
   American Express Company
               common stock
    1,066,380 shares (cost:                          $ 33,457,683
               $27,366,245)
Smith Barney Shearson Daily
             Dividend Fund,
7,245,893 shares (cost:                              $  7,245,893
$7,245,893)
      Smith Barney Shearson
  Income Funds, High Income
      Fund, 939,998 Class C                         $ 11,383,376
 shares (cost: $11,233,572)
      Smith Barney Shearson
    Appreciation Fund, Inc.
   3,299,935 Class C shares                          $ 35,366,817
        (cost: $27,736,454)
      Smith Barney Shearson
 Global Opportunities Fund,
358,105 shares (cost:                                $ 10,420,841
$9,502,529)
Salomon Brothers Capital
Fund,
233,453 shares                                       $  4,823,132
(cost:$4,151,961)
      Smith Barney Shearson
    Aggressive Growth Fund,
     624,279 Class C shares                          $ 16,718,195
        (cost: $12,742,699)
      Smith Barney Shearson
    Income Funds, Utilities
                      Fund,
477,792 Class C shares
(cost: $7,109,315)                   $               $  7,243,322
                             7,243,322
      Smith Barney Shearson
  Income Funds, Diversified
     Strategic Income Fund,
     641,092 Class C shares
(cost: $5,359,335)                                 $
                                           5,391,581   5,391,581
                                     $               $268,522,295
                             7,243,322     5,391,581

Cash and short-term             29,061                   734,796
investments                                   17,891
Interest and dividends                                     1,219
receivable                           -             -
Other receivables              173,810                 1,808,831
                                                   -
Net inter-fund transfers
(payable) receivable         (139,424)        27,818
Total assets                         $               271,097,141
                             7,306,769     5,437,290

Liabilities
Payable to (receivable                                 1,206,777
from) other plan              40,417       27,552
Other liabilities                                        227,053
                                     -             -
Total liabilities               40,417                 1,433,830
                                              27,552

Net assets available for             $             $           $
plan benefits                7,266,352     5,409,738 269,663,311

See accompanying notes



                  Lehman Brothers Holdings Inc.
                    Tax Deferred Savings Plan

 Statement of Changes in Net Assets Available for Plan Benefits

              For the year ended December 30, 1994




                            Investment
                            Funds


                                                       American
                              Short                    Express
                               Term        Fixed       Company
                             Interest      Income       Common
                               Fund         Fund      Stock Fund
Investment Income:
Interest and dividends        $ 17,158  $ 10,719,468 $  1,135,434
Net realized and unrealized
(depreciation) appreciation
in fair value of              (81,618)             -     109,065
investments
                              (64,460)    10,719,468   1,244,499
Contributions:
Employer
                                                   -           -
Participants                               6,965,544   1,602,503
Rollovers                                    525,865      25,189
                                           7,491,409   1,627,692

Net inter-fund transfers      (63,126)   (6,987,552) (8,198,496)
(out) in
Administrative fees                         (79,801)    (15,345)
Participant withdrawals        (1,393)  (11,758,274) (4,337,114)
Transfer (to) from other                 (1,343,886)   (288,514)
plan
                              (64,519)  (20,169,513) (12,839,469)

Net (decrease) increase      (128,979)   (1,958,636) (9,967,278)
Net assets available for
plan benefits, beginning of    407,241   133,293,298  33,281,001
year
Net assets available for
plan benefits, end of year    $278,262  $131,334,662 $23,313,723

See accompanying notes







                              Lehman     Twentieth      Lehman
                             Brothers     Century      Brothers
                             Holdings      Ultra     Prime Value
                               Inc.
                              Common     Investors      Money
                            Stock Fund      Fund     Market Fund
Investment Income:
Interest and dividends       $  41,812             $ $ 1,056,132
                                                   -
Net realized and unrealized
(depreciation) appreciation
in fair value of             (100,703)     (179,557)           -
investments
                              (58,891)     (179,557)   1,056,132
Contributions:
Employer                     2,031,469
                                                   -           -
Participants                   123,420     1,800,024     790,935
Rollovers                       72,944       404,335     416,054
                             2,227,833     2,204,359   1,206,989

Net inter-fund transfers     4,763,906    26,137,835  31,360,417
(out) in
Administrative fees            (1,953)      (16,226)    (17,647)
Participant withdrawals      (266,825)     (923,061) (8,498,990)
Transfer (to) from other        11,621      (18,688)  1,035,043)
plan
                             4,506,749    25,179,860  21,808,737

Net (decrease) increase      6,678,691    27,204,662  24,071,858
Net assets available for
plan benefits, beginning of                        -           -
year
Net assets available for
plan benefits, end of year           $  $ 27,204,662 $ 24,071,858
                             6,675,691

See accompanying notes










                            Templeton      Income      Fidelity
                             Foreign      Fund of     Capital &
                               Fund       America    Income Fund
Investment Income:
Interest and dividends       $ 353,646      $472,299    $639,488
Net realized and unrealized
(depreciation) appreciation
in fair value of              (93,396)     (186,129) (1,189,615)
investments
                               260,250       286,170   (550,127)
Contributions:
Employer                             -
                                                   -           -
Participants                 1,406,570       550,492     810,032
Rollovers                      392,716       176,936     179,253
                             1,799,286       727,428     989,285

Net inter-fund transfers    20,671,234    10,502,421  10,900,037
(out) in
Administrative fees           (13,217)       (6,655)     (6,681)
Participant withdrawals      (856,357)     (248,433)   (551,737)
Transfer (to) from other      (13,173)         1,734     (8,364)
plan
                            19,788,487    10,249,067  10,333,255

Net (decrease) increase     21,848,023    11,262,665  10,772,413
Net assets available for
plan benefits, beginning of          -             -           -
year
Net assets available for
plan benefits, end of year  $21,848,02  $ 11,262,665 $ 10,772,413
                                     3

See accompanying notes





                                                       Vanguard
                                           PIMCO     Fixed Income
                               S&P         Total      Long-Term
                               500         Return     Corporate
                            Index Fund      Fund      Portfolio
Investment Income:
Interest and dividends        $  8,568     $ 307,525  $  292,025
Net realized and unrealized
(depreciation) appreciation
in fair value of               342,231     (287,739)   (307,078)
investments
                               350,799        19,786    (15,053)
Contributions:
Employer                             -
                                                   -           -
Participants                   477,273       355,373     385,975
Rollovers                      222,513       128,301      76,922
                               699,786       483,674     462,897

Net inter-fund transfers     7,836,419     6,537,906   6,245,445
(out) in
Administrative fees            (4,875)       (4,127)     (3,884)
Participant withdrawals      (385,788)     (153,129)   (250,212)
Transfer (to) from other       (1,862)      (21,969)       2,159
plan
                             7,443,894     6,358,681   5,993,508

Net (decrease) increase      8,494,479     6,862,141   6,441,352
Net assets available for             -
plan benefits, beginning of                        -           -
year
Net assets available for
plan benefits, end of year           $    $6,862,141 $ 6,441,352
                             8,494,479

See accompanying notes




                              Smith
                              Barney    High Income     Smith
                             Shearson     Fund of       Barney
                              Daily     Smith Barney   Shearson
                             Dividend     Shearson   Appreciation
                               Fund     Income Funds  Fund Inc.
Investment Income:
Interest and dividends        $ 62,573     $ 382,324   $ 617,369
Net realized and unrealized
(depreciation) appreciation
in fair value of                     -     (511,551)     143,120
investments
                                62,573     (129,227)     760,489
Contributions:
Employer
                                                   -           -
Participants                   549,660     1,270,058   2,985,947
Rollovers                       17,209        39,730      76,793
                               566,869     1,309,788   3,062,740

Net inter-fund transfers    (7,411,013  (12,057,837) (38,183,231)
(out) in                             )
Administrative fees                  -
                                                   -           -
Participant withdrawals      (258,300)     (454,733) (1,529,549)
Transfer (to) from other           141       (1,012)     (2,895)
plan
                            (7,669,172  (12,513,582) (39,715,675)
                                     )

Net (decrease) increase     (7,039,730  (11,333,021) (35,892,446)
                                     )
Net assets available for
plan benefits, beginning of  7,039,730    11,333,021  35,892,446
year
Net assets available for
plan benefits, end of year    $      - $           - $          -

See accompanying notes



                              Smith                     Smith
                              Barney                    Barney
                             Shearson     Salomon      Shearson
                              Global      Brothers    Aggressive
                            Opportunit    Capital       Growth
                               ies
                               Fund         Fund         Fund
Investment Income:
Interest and dividends        $ 29,807             $           $
                                                   -           -
Net realized and unrealized
(depreciation) appreciation
in fair value of                29,702     (233,129) (1,014,214)
investments
                                59,509     (233,129)   1,014,214
Contributions:
Employer                             -
                                                   -           -
Participants                 1,915,442                 2,987,189
                                                   -
Rollovers                       64,346                    93,284
                                                   -
                             1,979,788                 3,080,473
                                                   -

Net inter-fund transfers    (14,403,29   (4,374,522) (19,599,511)
(out) in                            5)
Administrative fees                  -
                                                   -           -
Participant withdrawals      (407,188)     (128,826)   (693,201)
Transfer (to) from other       (1,976)         (688)     (3,704)
plan
                            (14,812,45   (4,504,036) (20,296,416)
                                    9)

Net (decrease) increase     (12,773,16   (4,737,165) (18,230,157)
                                    2)
Net assets available for
plan benefits, beginning of 12,773,162     4,737,165  18,230,157
year
Net assets available for      $      -             $           $
plan benefits, end of year                         -           -

See accompanying notes



                            Utilities   Diversified
                               Fund      Strategic
                             of Smith   Income Fund
                              Barney      of Smith
                             Shearson      Barney
                              Income      Shearson
                              Funds     Income Funds    Total
Investment Income:
Interest and dividends       $ 167,315     $ 164,457 $ 16,467,400
Net realized and unrealized
(depreciation) appreciation
in fair value of             (515,146)     (188,634) (4,264,391)
investments
                             (347,831)      (24,177)  12,203,009
Contributions:
Employer                             -                 2,031,469
                                                   -
Participants                   956,970       663,310  26,596,717
Rollovers                       39,939        17,805   2,970,134
                               996,909       681,115  31,598,320

Net inter-fund transfers    (7,682,648   (5,994,389)           -
(out) in                             )
Administrative fees                  -                 (170,411)
                                                   -
Participant withdrawals      (234,367)      (72,079) (32,009,556)
Transfer (to) from other         1,585         (208) (2,724,742)
plan
                            (7,915,430   (6,066,676) (34,904,709)
                                     )

Net (decrease) increase     (7,266,352   (5,409,738)   8,896,620
                                     )
Net assets available for
plan benefits, beginning of  7,266,352     5,409,738 269,663,311
year
Net assets available for
plan benefits, end of year    $      - $           - $278,559,931

See accompanying notes

                  Lehman Brothers Holdings Inc.
                    Tax Deferred Savings Plan

  Statement of Change in Net Assets Available for Plan Benefits

              For the year ended December 30, 1993





                            Investment
                            Funds

                                                       American
                              Short                     Express
                               Term        Fixed        Company
                             Interest      Income       Common
                               Fund         Fund      Stock Fund
Investment Income:
Interest and dividends               $  $ 16,541,829   $3,064,878
                                10,311
Net realized and unrealized
appreciation in fair value                             27,307,350
of investments                       -             -
                                                       30,372,228
                                10,311    16,541,829
Contributions:
Employer
                                     -             -    2,741,771
Participants                              16,680,526
                                     -                  6,947,616
Rollovers
                                     -     1,040,364       22,495

                                     -    17,720,890    9,711,882

Net inter-fund transfers in                           (9,453,840)
(out)                                -     2,434,706
Participant withdrawals        139,465  (13,068,270)
                                                      (7,161,997)
Transfer to other plan                 (104,364,989) (81,780,508)
                                     -
                               139,465 (114,998,553) (98,396,345)

Net increase (decrease)        149,776  (80,735,834) (58,312,235)
Net assets available for
plan benefits, beginning of    257,465   214,029,132   91,593,236
year
Net assets available for
plan benefits, end of year    $407,241  $133,293,298  $33,281,001

See accompanying notes




                              Barney    High Income      Smith
                             Shearson     Fund of       Barney
                              Daily     Smith Barney   Shearson
                             Dividend     Shearson   Appreciation
                               Fund     Income Funds   Fund Inc.
Investment Income:
Interest and dividends       $ 465,710             $            $
                                           1,606,732            -
Net realized and unrealized
appreciation in fair value                              3,826,320
of investments                       -     1,652,713
                               465,710                  3,826,320
                                           3,259,445
Contributions:
Employer
                                     -             -            -
Participants                 2,012,298                 20,976,506
                                           3,424,919
Rollovers                       70,595
                                             173,838      385,691
                             2,082,893                 21,362,197
                                           3,598,757

Net inter-fund transfers in  (331,954)
(out)                                      2,499,977  (8,077,605)
Participant withdrawals     (2,061,258                (9,655,042)
                                     )   (1,702,227)
Transfer to other plan      (14,041,82               (111,301,368
                                    1)  (13,635,772)            )
                            (16,435,03  (12,838,022) (129,034,015
                                    3)                          )

Net increase (decrease)     (13,886,43               (103,845,498
                                    0)   (5,979,820)            )
Net assets available for
plan benefits, beginning of 20,926,160    17,312,841  139,737,944
year
Net assets available for
plan benefits, end of year           $ $  11,333,021 $ 35,892,446
                             7,039,730

See accompanying notes



                              Smith                     Smith
                              Barney                    Barney
                             Shearson     Salomon      Shearson
                              Global      Brothers    Aggressive
                            Opportunit    Capital       Growth
                               ies
                               Fund         Fund         Fund
Investment Income:
Interest and dividends               $             $           $
                                     -         9,233           -
Net realized and unrealized
appreciation in fair value   2,457,722
of investments                               925,752   3,931,740
                             2,457,722
                                             934,985   3,931,740
Contributions:
Employer
                                     -             -           -
Participants                 3,372,522
                                                   -  10,217,789
Rollovers                      161,628
                                                   -     232,160
                             3,534,150                10,449,949
                                                   -

Net inter-fund transfers in  8,993,229
(out)                                      (183,929)   (185,416)
Participant withdrawals     (1,253,975
                                     )     (392,982) (2,817,233)
Transfer to other plan      (15,566,91               (28,706,333)
                                    0)   (3,001,234)
                            (7,827,656               (31,708,982)
                                     )   (3,578,145)

Net increase (decrease)     (1,835,784               (17,327,293)
                                     )   (2,643,160)
Net assets available for
plan benefits, beginning of 14,608,946     7,380,325   35,557,450
year
Net assets available for
plan benefits, end of year           $             $  $18,230,157
                            12,773,162     4,737,165

See accompanying notes



                            Utilities   Diversified
                             Fund of    Income Fund
                              Smith
                              Barney      of Smith
                             Shearson      Barney
                              Income      Shearson
                              Funds     Income Funds    Total
Investment Income:
Interest and dividends       $ 766,018             $ $ 23,103,296
                                             638,585
Net realized and unrealized
appreciation in fair value     844,980                41,209,727
of investments                               263,150
                             1,610,998                64,313,023
                                             901,735
Contributions:
Employer                                               2,741,771
                                     -             -
Participants                 3,871,271                69,249,264
                                           1,745,817
Rollovers                      112,997                 2,285,543
                                              85,775
                             3,984,268                74,276,578
                                           1,831,592

Net inter-fund transfers in  2,562,138                         -
(out)                                      1,742,694
Participant withdrawals     (1,085,231               (39,678,708)
                                     )     (619,958)
Transfer to other plan      (11,929,79               (390,180,968
                                    1)   (5,852,242)           )
                            (10,452,88               (429,859,676
                                    4)   (4,729,506)           )

Net increase (decrease)     (4,857,618               (291,270,075
                                     )   (1,996,179)           )
Net assets available for
plan benefits, beginning of 12,123,970     7,405,917 560,933,386
year
Net assets available for
plan benefits, end of year           $  $  5,409,738 $269,663,311
                             7,266,352

See accompanying notes


                  Lehman Brothers Holdings Inc.
                    Tax Deferred Savings Plan

                  Notes to Financial Statements

                   December 30, 1994 and 1993





 1.  Description of the Plan

General

The Lehman Brothers Holdings Inc. Tax Deferred Savings Plan (the "Plan") is a defined contribution plan. The Plan became effective January 1, 1984, was amended and restated effective January 1, 1989 and was subsequently amended through June 24, 1994. Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. ("Lehman") and its participating subsidiaries (collectively, the "Company") are eligible to become Plan participants upon completion of 12 months of qualifying service. Effective July 1, 1995, the 12-month eligibility requirement has been eliminated and hourly employees are eligible to participate in the Plan. All eligible employees of the Company can participate in the Plan immediately upon date of hire. Prior to May 31, 1994, the Company was a subsidiary of the American Express Company ("American Express").

On May 31, 1994, American Express completed the distribution of a special dividend to its shareholders of all of the common stock of the Company held by American Express. In connection with this distribution, shareholders of American Express received one fifth of one share of the Company's common stock for every American Express common share held on the record date. As a result of this special dividend, the Company is no longer a subsidiary of American Express.

The  Plan  is  subject to the provisions of  ERISA.   A  complete
description of the Plan is contained in the Plan document available to all participants from the Plan Administrator.

Contributions

Upon enrollment, a participant may elect to contribute between one and fifteen percent of his annual compensation, as defined in the Plan document. The Company may contribute, if authorized by the Board of Directors, to the account of each Eligible Participant who has satisfied a 12 month service requirement, $400 plus a matching contribution of 100 percent of the first $600 of such participant's Before-Tax Contributions for the Plan Year, beginning with the Plan Year in which the 12 month service requirement is met. For a participant who is not an Eligible Participant who has satisfied a 12 month service requirement, the Company may match up to $1,000 of such participant's Before-Tax Contributions for the Plan Year, beginning with the Plan Year in which the 12 month service requirement is met. The Plan defines "Eligible Participant" as a participant who is not an (1) hourly or salaried employee whose compensation
                  Lehman Brothers Holdings Inc.
                    Tax Deferred Savings Plan

            Notes to Financial Statements (continued)


(as defined in the Plan document) exceeds $37,800, (2) salaried employee who receives more than $1,000 in commissions for the year, or (3) Branch Manager, Financial Consultant, Financial Consultant Associate, Institutional Salesperson, Investment Representative, or Investment Representative Trainee. "Before-Tax Contributions" is defined as a participant's contributions to the Plan made with before-tax dollars pursuant to Section 401(k) of the Internal Revenue Code of 1986 (the "Code"). A participant whose annual compensation is greater than $100,000 is not eligible for a Company contribution and any Company contributions to participants who are not Eligible Participants will be made only to the extent that there are funds remaining after allocations are made to all Eligible Participants. In 1994, Company contributions were made in cash. Boston Safe Deposit & Trust Company ("Boston Safe"), the Plan's custodian, used the cash to purchase the Company's common stock. In 1993, Company contributions were made in American Express common stock.

A participant's Before-Tax Contributions will not be subject to tax until distribution. The Code provides that Before-Tax Contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in a participant's gross income to the extent such contributions exceed the statutory limitation, which is indexed for inflation. In 1994 and 1993, the maximum limitation amounts were $9,240 and $8,994, respectively. For 1995, the maximum limitation amount is $9,240. The Company's contributions on behalf of a participant, as well as the income and appreciation on amounts invested in the investment funds offered under the Plan, are not includable in the participant's taxable income until distributed.

Rollover contributions arise from contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

Valuation of Participant Accounts

Separate accounts are maintained for each participant whereby the participant's account is credited for contributions and investment income and credited or charged, as appropriate, for investment appreciation or depreciation. Participant accounts are charged for withdrawals. The periodic allocation of investment income and investment appreciation or depreciation is based upon the participant's beneficial interest in each of the investment funds at the valuation date.

Investments

Effective April 1, 1994, a participant's contributions can be invested in any of the funds listed below. Investments of contributions among the investment funds can be made in increments of 10%, with a maximum of 50% of contributions permitted to be invested in the Lehman Brothers Holdings Inc. Common Stock Fund. Participants can elect to change their contributions and investment fund balance allocations among the investment funds on a monthly basis.


                  Lehman Brothers Holdings Inc.
                    Tax Deferred Savings Plan

            Notes to Financial Statements (continued)

The following is a general description of each investment fund in which the Plan invested since April 1994, as directed by participants:

  Fixed Income Fund: This fund invests its assets with one or more insurance companies or financial institutions (collectively, "institutions") which issue contracts ("contracts") providing for the repayment of principal with a specified annual rate of interest for a specified period. The fund is currently invested in contracts negotiated with the following institutions:

                                                     Carrying Value
at
                                   Maturity                Interest
December 30,
                                   Date      Rate            1994
                    1993
Metropolitan Life Insurance Co.
   Contract #11649   6/30/96       9.62$ 27,981,003  $ 31,966,028
   Contract #12865   3/31/97       8.10   9,304,447   8,623,268

Allstate Life Insurance Company
         Contract      #GICGA55842/15/00           7.3015,171,525
- -

John Hancock Mutual Life Insurance Co.
   Contract #5724     1/8/96       9.51  12,169,828  18,555,399
   Contract #5565   12/30/97       9.60  11,153,715  11,765,966
          Contract       #4400         10/31/94              9.24
- -                 11,195,977

Prudential Asset  Management Group
    Contract  #7430-21112/15/99      6.52              12,075,132
    11,357,151
   Contract #7430-21212/15/99      7.30  11,691,029  10,915,923

American International Life
   Assurance Company of New York
   Contract #18180T  10/1/98       5.45 12,042,490   14,338,568

People's Security Insurance Co.
   Contract #BDA00473FR8/15/01     8.20   7,826,976     -

Aetna Life Insurance Co.
   Contract #014005 12/30/97       8.80   5,883,534   5,417,689

The Principal Financial Group
   Contract #4-08804-0112/15/00    6.15   4,481,475   3,272,696


                  Lehman Brothers Holdings Inc.
                    Tax Deferred Savings Plan

            Notes to Financial Statements (continued)



Crown Life Insurance Co.
            Contract         #900239412/15/94                9.35
- -                  9,092,790

                                       $129,781,154$136,501,455

  The  present  value of the contracts approximates the  carrying
  value  as of December 30, 1994 and December 30, 1993.   Present
  value was estimated using an analysis based on the Plan's current investment rate for a similar contract.

  American Express Company Common Stock Fund: This fund invests solely in the common stock of American Express. As of May
  31, 1994, this fund has been closed to any new contributions or transfers in from other funds.

  Lehman Brothers Holdings Inc. Common Stock Fund: This fund invests solely in the common stock of the Company. This fund was established May 31, 1994 and began accepting contributions as of July 1, 1994.

  Twentieth  Century Ultra Investors Fund: The primary  objective
  of   this   fund  is  to  provide  a  high  level  of   capital
  appreciation by investing primarily in medium and small-sized companies with above average growth potential.

  Lehman Brothers Prime Value Money Market Fund: The objective of this short-term, fixed income money market fund is to provide current income and stability of principal.

  Templeton Foreign Fund: The primary objective of this fund is to provide long-term growth of capital by investing primarily in securities of companies located outside the United States.

  Income Fund of America: This fund's objective is to provide current income by investing in debt securities and capital appreciation by investing in equity securities.

  Fidelity Capital & Income Fund: The primary objective of this fund is to provide a high total return of capital growth and income. The fund invests primarily in lower rated debt securities and securities of companies with uncertain financial position.

  S&P 500 Index Fund: This equity fund's objective is to replicate the investment performance of the Standard & Poor's
  500 Index.

  PIMCO Total Return Fund: This fund is an intermediate term, fixed income fund whose objective is to provide a high level of current income with reasonable risk by investing in a diversified portfolio of fixed income securities of varying maturities.

                  Lehman Brothers Holdings Inc.
                    Tax Deferred Savings Plan

            Notes to Financial Statements (continued)

  Vanguard Fixed Income Long-Term Corporate Portfolio: This fund invests in a diversified portfolio of long-term corporate and government bonds with the objective of providing a high level of current income.

Prior to April 1994, a participant could invest in any of the following investment funds listed below, as well as the American Express Company Common Stock Fund and the Fixed Income Fund. During this period, contributions to the investment funds could be made in increments of 25%, with a maximum of 50% of contributions permitted to be invested in the American Express Company Common Stock Fund. Participants could elect to change their contribution and investment balance allocations among the investment funds effective December 31, April 1, July 1, and October 1 of each year.

The following is a general description of the previous investment funds in which the Plan invested prior to April 1, 1994.

  Smith Barney Shearson Daily Dividend Fund: This fund invests in shares of Smith Barney Shearson Daily Dividend Fund, Inc., a registered investment company. The fund invests in short-term money market investments such as U.S. Government issued or guaranteed securities, certificates of deposit, bankers acceptances and high-grade commercial paper.

  High  Income  Fund of the Smith Barney Shearson  Income  Funds:
  This fund invests in Class C shares of Smith Barney Shearson High Income Fund, Inc., a registered investment company. The fund invests in a diversified portfolio, including high-yield fixed-income securities, preferred stocks, and domestic and foreign government obligations.

  Smith Barney Shearson Appreciation Fund, Inc.: This fund invests in Class C shares of Smith Barney Shearson Appreciation Fund, Inc., a registered investment company. The fund's objective is long-term appreciation of capital by investing primarily in equity securities.

  Smith Barney Shearson Global Opportunities Fund: This fund invests in Class C shares of Smith Barney Shearson Global Opportunities Fund, a registered investment company. The fund's objective is long-term appreciation of capital, primarily through investments in common stocks of foreign and domestic securities.

  Salomon Brothers Capital Fund: This fund invests in shares of Salomon Brothers Capital Fund, Inc., a registered investment company. The fund's objective is to seek capital appreciation through investments in securities, primarily common stock, which are believed to have above average price appreciation potential and which may also involve above average risk. As of October 1, 1990, this fund has been closed to any new contributions or transfers in from other funds.

                  Lehman Brothers Holdings Inc.
                    Tax Deferred Savings Plan

            Notes to Financial Statements (continued)


  Smith Barney Shearson Aggressive Growth Fund: This fund invests in Class C shares of Smith Barney Shearson Aggressive Growth Fund, Inc., a registered investment company. This fund invests principally in the securities of small- or medium-sized companies which are believed to have above average price appreciation potential, but which may also have above average risk.

  Utilities Fund of the Smith Barney Shearson Income Funds: This fund invests in Class C shares of the Utilities Fund of the Smith Barney Shearson Income Funds, a registered investment company. This fund uses a balanced approach of investing in a diversified portfolio of high quality utility stocks and investment grade utility bonds to achieve its objective of current income.

  Diversified Strategic Income Fund of the Smith Barney Shearson Income Funds: This fund invests in Class C shares of the Diversified Strategic Income Fund of the Smith Barney Shearson Income Funds, a registered investment company. This fund's objective is to provide investors with high current income through investment in a combination of U.S. government bond and agency securities, high yield corporate bonds and foreign government bonds.

In addition to the funds described above, a short-term interest fund provides overnight investments in money market funds of Boston Safe for temporarily invested cash. While cash for withdrawals is disbursed from this fund, withdrawals are recorded in the investment fund from which the participant withdrew.

Benefits

A participant may elect, after attaining the age of 59-1/2, to withdraw all or any portion of the value of his accounts, provided that each withdrawal is at least $1,000 (or is 100% of the value of his account if less than $1,000). Withdrawals by participants before the age of 59-1/2 are permitted only after meeting specified financial hardship criteria and after obtaining approval by the Employee Benefit Plans Committee of the Plan. Although hardship withdrawals are allowed, a participant may be subject to an additional 10 percent tax imposed by the Code.

If a participant's employment with the Company terminates for a reason other than death, the balance in the participant's account is paid to the participant in a lump-sum payment. However, if the balance in his account exceeds $3,500, payment will not be made without the participant's consent. Upon death of the participant, the balance in the participant's account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment.

                  Lehman Brothers Holdings Inc.
                    Tax Deferred Savings Plan

            Notes to Financial Statements (continued)



Benefits Payable

Benefits payable to those participants who have elected to withdraw from the Plan but have not yet been paid was $6,847,867 and $5,391,592 in 1994 and 1993, respectively.

Vesting

Plan participants are 100 percent vested in all amounts in their respective Plan accounts.

Income Tax Status

The Internal Revenue Service ("IRS") made a favorable determination in a letter dated February 14, 1995 that the Plan is qualified under Sections 401(a) and 401(k) of the Code and that the trust established as part of the Plan is, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. It is not anticipated that amendments to the Plan after the date of the IRS determination letter will affect the qualified and tax-exempt status of the Plan and trust.

 2.  Summary of Significant Accounting Policies

Valuation of Investments

Investments in mutual funds are valued at the quoted redemption prices on the last business day of the Plan year; investments in the common stock of American Express and the Company are valued at the quoted market price on the last business day of the Plan year; short-term investments and deposits with insurance companies in connection with contracts are valued at cost plus accrued interest.

Purchase and sales of securities are reflected on a trade-date basis.

Other

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis.

                  Lehman Brothers Holdings Inc.
                    Tax Deferred Savings Plan

            Notes to Financial Statements (continued)


 3.  Administrative Fees

Except to the extent paid by the Company all expenses of the Plan are paid by the Plan. In 1994, the Plan was charged $170,411 for administrative expenses incurred during the year. The Company paid all expenses not directly relating to the administration of the Plan, as well as all expenses paid to affiliated investment managers. In 1993, the Company paid all expenses of the Plan.

 4.  Plan Termination

While it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Code.

 5.  Related Party Transactions

The investments maintained in the S&P 500 Index fund are managed by PanAgora Asset Management ("PanAgora"), an affiliate of the Company. All fees relating to the management of this fund have been paid by the Company. On April 1, 1995, the manager of the S&P 500 Index Fund was changed to The Vanguard Group. The investment objective of the fund remained the same.

In addition, effective April 1, 1994, the Company sponsored the Lehman Brothers Prime Value Money Market Fund.

The investments of the Plan are held at Boston Safe, a wholly-owned subsidiary of The Boston Company, Inc. ("TBC"). TBC was an indirect wholly-owned subsidiary of Lehman until May 21, 1993, at which time TBC was sold to Mellon Bank Corporation.

 6.  Transfer to Other Plan

On July 31, 1993, pursuant to an asset purchase agreement (the "Agreement") with Primerica Corporation (now known as "The Travelers Inc.") and its subsidiary, Smith Barney, Harris, Upham & Company Incorporated ("Smith Barney"), the Company sold its domestic retail brokerage business (except for such businesses conducted under the Lehman Brothers name) and substantially all of its asset management business. As a result of the sale, a significant number of employees became employed by Smith Barney in 1993. In 1994, additional employees transferred to Smith Barney. The account balances associated with these participants were transferred to the Primerica Corporation Savings Plan for Shearson Employees in the applicable year.




















                    Supplemental Information

                                                       Schedule I

                  Lehman Brothers Holdings Inc.
                    Tax Deferred Savings Plan

                  Schedule of Investments Held

                        December 30, 1994

                                    Par      Current        Cost
                                   Value/     Value          at
                                   Number       at        December
                                     of      December     30, 1994
                                   Shares    30, 1994
Contracts Issued By Institutions
Metropolitan Life Insurance Co.
          Contract #11649        27,981            $    *         $
                                 ,003        27,981,     27,981,003
                                                 003
          Contract #12865        9,304,      9,304,4         9,304,447
                                 447              47
Allstate Life Insurance Co.
          Contract #GICA5584     15,171      15,171,    *15,171,525
                                 ,525            525
John Hancock Mutual Life
Insurance Co.
          Contract #5724         12,169      12,169,        12,169,828
                                 ,828            828
          Contract $5565         11,153      11,153,        11,153,715
                                 ,715            715
Prudential Asset Management
Group
          Contract #7430-211     12,075      12,075,        12,075,132
                                 ,132            132
          Contract #7430-212     11,691      11,691,        11,691,029
                                 ,029            029
American International Life
Assurance Company Of New York
          Contract 18180T        12,042      12,042,        12,042,490
                                 ,490            490
People's Security Insurance Co.
          Contract #BDA00473FR   7,826,      7,826,9         7,826,976
                                 976              76
Aetna Life Insurance Co.
          Contract #014005       5,883,      5,883,5         5,883,534
                                 534              34
The Principal Financial Group
          Contract #4-08804-01   4,481,      4,481,4         4,481,475
                                 475              75
                                             $129,78        $129,781,1
                                               1,154             54

Stock Funds
American Express Company common  785,10      $23,160    *$18,025,11
stock                            1              ,480              8
Lehman Brothers Holdings common  266,05      3,924,2         4,025,178
stock                            4                94
                                             $27,084        $22,050,29
                                                ,774              6

Mutual Funds
Twentieth Century Ultra          1,374,            $    *         $
Investors Fund                   370         27,418,     28,401,537
                                                 687
Lehman Brothers Prime Value                  25,519,    *25,519,916
Money Market Fund                25,519          916
                                 ,916
Templeton Foreign Fund                       21,512,    *22,799,568
                                 2,439,          668
                                 078
Income Fund Of America           865,30      11,370,        11,613,245
                                 2               073
Fidelity Capital & Income Fund   1,237,      10,683,        11,813,730
                                 997             915
S&P 500 Index Fund               2,976,      8,523,9         8,205,869
                                 168              70
PIMCO Total Return Fund          717,90      6,956,4         7,235,949
                                 1                61
Vanguard Fixed Income Long-Term  792,17      6,376,9         6,664,576
Corporate Portfolio              0                73
                                             $118,37        $122,254,3
                                               1,663             90


* Investment in excess of five percent of Net Assets Available for Plan Benefits

                                                      Schedule II
                  Lehman Brothers Holdings Inc.
                    Tax Deferred Savings Plan

 Schedule of Series of Transactions in Excess of Five Percent of
   Net Assets Available for Plan Benefits at Beginning of Year

              For the year ended December 30, 1994

                          Contract      Cost of      Proceeds
Description                Number      Purchases       From     Gain(Loss)
                                                            Sa
                                                       les

Lehman Prime Value
Money Market Fund                    $60,286,991
Lehman Prime Value
Money Market Fund                                   $34,767,0           -
                                                           75

Smith Barney Shearson
Aggressive Growth Fund                 4,581,995
Smith Barney Shearson
Aggressive Growth Fund                              17,318,59    $2,959,5
                                                            0          83

Smith Barney Shearson
Appreciation Fund, Inc.                3,698,198
Smith Barney Shearson
Appreciation Fund, Inc.                             32,334,28    6,537,61
                                                            6           8

Smith Barney Shearson
Global Opportunities                   4,344,893
Fund
Smith Barney Shearson
Global Opportunities                                13,829,65     918,120
Fund                                                        5

Smith Barney Shearson
High Income Fund                       1,693,550
Smith Barney Shearson
High Income Fund                                    12,904,49    (362,045
                                                            4           )

Templeton Foreign Fund                23,076,090
Templeton Foreign Fund                              1,436,530      33,496

Fidelity Capital &                    12,880,618
Income Fund
Fidelity Capital &                                  1,066,888    (59,800)
Income Fund

Twentieth Century Ultra
Investors  Fund                       29,530,643
Twentieth Century Ultra
Investors  Fund                                     1,987,063    (54,666)

American International
Life Assurance Co. of       18180T    12,671,369
New York
American International
Life Assurance Co. of       18180T                  14,967,44           -
New York                                                    7

Allstate Life Insurance  GICGA5584    25,713,856
Co.
Allstate Life Insurance  GICGA5584                  10,542,33           -
Co.                                                         1

                                                     Schedule III

                  Lehman Brothers Holdings Inc.
                    Tax Deferred Savings Plan

  Schedule of Single Transactions In Excess of Five Percent of
   Net Assets Available for Plan Benefits at Beginning of Year

              For the year ended December 30, 1994

                                    Cost of      Proceeds
Description                        Purchases       From     Gain(Loss
                                                        Sa      )
                                                   les

Lehman Prime Value Money Market   $48,711,2
Fund                                     15
Lehman Prime Value Money Market                 $19,301,7           -
Fund                                                   93

Smith Barney Shearson Aggressive          -
Growth Fund
Smith Barney Shearson Aggressive                19,597,35    $2,816,7
Growth Fund                                             0          90

Smith Barney Shearson                     -
Appreciation Fund, Inc.
Smith Barney Shearson                           37,673,66    6,297,98
Appreciation Fund, Inc.                                 0           1

Smith Barney Shearson Global              -
Opportunities Fund
Smith Barney Shearson Global
Opportunities Fund                              14,341,30     884,461
                                                        4

Templeton Foreign Fund            17,911,92
                                          3
Templeton Foreign Fund                                  -           -

Twentieth Century Ultra Investors 20,499,85
Fund                                      5
Twentieth Century Ultra Investors                       -           -
Fund

                            SIGNATURE

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              LEHMAN BROTHERS HOLDINGS INC.
                              TAX DEFERRED SAVINGS PLAN




                              By:/s/ Robert I. Shapiro
                                 Robert I. Shapiro
                                 Lehman Brothers Holdings Inc.
                                 Employee Benefit Plans Committee

June 29, 1995

                          EXHIBIT INDEX

Exhibit No.              Description

(23)                Consent of Experts

Exhibit 23


                 CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement of Lehman Brothers Holdings Inc. (Form S-8, File No. 33-53923), pertaining to the Lehman Brothers Holdings Inc. Tax Deferred Savings Plan (the "Plan"), of our report dated May 8, 1995, with respect to the financial statements and supplemental schedules of the Plan included in the Plan's Annual Report (Form 11-K) for the year ended December 30, 1994.





New York, New York
June 29, 1995





                  LEHMAN BROTHERS HOLDINGS INC.





JENNIFER MARRE
VICE PRESIDENT
OFFICE OF THE GENERAL COUNSEL



                                   June 29, 1995

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC.  20549

               RE:  Lehman Brothers Holdings Inc.
                    Tax Deferred Savings Plan

Ladies and Gentlemen:

      On behalf of Lehman Brothers Holdings Inc. (the "Company"), submitted in electronic form for filing under the Securities Exchange Act, as amended, is the Annual Report on Form 11-K, for the fiscal year ended December 30, 1994 for the Company's Tax Deferred Savings Plan (the "TDSP").

     The TDSP's Securities and Exchange Commission file number is
1-7657.


                                   Very truly yours,

                                   /s/ Jennifer Marre
                                   ---------------------
                                   Jennifer Marre